UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File No.: 000-27393

CIVITAS BANKGROUP, INC.

401(K) PROFIT SHARING PLAN
(Full title of plan)

CIVITAS BANKGROUP, INC.

4 CORPORATE CENTRE
810 CRESCENT CENTRE DR, SUITE 320
FRANKLIN, TENNESSEE 37067

(Name of issuer of securities held pursuant to the plan
and address of principal executive office)

Report of Independent Registered Public Accounting Firm
     Statements of Net Assets Available for Benefits
     Statements of Changes in Net Assets Available for Benefits
     Notes to Financial Statements
Signatures
Index to Exhibits
Consent of Crowe Chizek and Company LLC

CIVITAS BANKGROUP, INC.
401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS
December 31, 2003 and 2002

CIVITAS BANKGROUP, INC. 401(k) PROFIT SHARING PLAN
Franklin, Tennessee

FINANCIAL STATEMENTS
December 31, 2003 and 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Adminstrator
Civitas BankGroup, Inc.
Franklin, Tennessee

We have audited the accompanying statements of net assets available for benefits of Civitas BankGroup, Inc. 401(k) Profit Sharing Plan (formerly known as the Cumberland Bancorp, Inc. 401(k) Profit Sharing Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (U.S.). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Civitas BankGroup, Inc. 401(k) Profit Sharing Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended in conformity with U. S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the 2003 basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2003 financial statements taken as a whole.

/s/ Crowe Chizek and Company LLC
Brentwood, Tennessee
April 20, 2004

1.

CIVITAS BANKGROUP, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2003 and 2002

	2003	2002
ASSETS
Investments, at fair value
Shares of pooled separate accounts	$4,408,197	$3,228,213
Shares of Civitas BankGroup, Inc. common stock	968,155	616,741
Participant loans	23,681	12,701

NET ASSETS AVAILABLE FOR BENEFITS	$5,400,033	$3,857,655

See accompanying notes to financial statements.

2.

CIVITAS BANKGROUP, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:
Investment income
Net appreciation (depreciation) in fair value of investments	$1,057,422	$(518,257)
Interest and dividends	11,955	7,395

	1,069,377	(510,862)
Contributions
Employer	258,446	248,206
Participants	527,329	529,241
Rollovers	118,635	1,905

	904,410	779,352
Transfer of loans	—	4,701

Total additions	1,973,787	273,191
Deductions from net assets attributed to:
Benefits paid to participants	431,067	404,005
Miscellaneous expenses	342	331

Total deductions	431,409	404,336
Change in net assets prior to transfer	1,542,378	(131,145)
Transfer of assets out of this Plan	—	(121,469)

Change in net assets	1,542,378	(252,614)
Net assets available for benefits
Beginning of year	3,857,655	4,110,269

End of year	$5,400,033	$3,857,655

See accompanying notes to financial statements.

3.

CIVITAS BANKGROUP, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Civitas BankGroup, Inc. 401(k) Profit Sharing Plan (the “Plan”), formerly known as the Cumberland Bancorp, Inc. 401(k) Profit Sharing Plan, provides only general information. Participants should refer to the Plan agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General: The Plan is a profit sharing plan and provides for employee contributions under Section 401(k) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). On April 1, 2002, the Plan name changed from Cumberland Bank 401(k) Profit Sharing Plan to Cumberland Bancorp, Inc. 401(k) Profit Sharing Plan and on April 1, 2003 the name was changed to Civitas BankGroup, Inc. 401(k) Profit Sharing Plan. Employees of Civitas BankGroup, Inc. and its subsidiaries (the “Company”) with at least one-half year of service and who have attained the age of twenty and one-half are entitled to defer a portion of their salary to the Plan. After one year of service a participant is entitled to receive an Employer match. One year of service is required before a participant can take part in the profit sharing features of the Plan. A participant is credited with a year of service after completion of 1,000 hours of service during an eligibility period. A participant must also be at least twenty and one-half years of age to become eligible, and participants may enter the Plan quarterly. On April 1, 2002, the Company changed the Plan administrator from PayMaxx to ING, and changed the Plan custodian from Enterprise and Mony to ING. Effective April 1, 2002, the Plan was amended to comply with EGTRRA (The Economic Growth and Tax Relief Reconciliation Act of 2001.)

Contributions: Employer profit sharing and matching contributions are made at the discretion of the Board of Directors of Civitas BankGroup, Inc. (“Civitas”). Civitas matches 100% of employees’ voluntary salary deferrals up to 3% of compensation. Employee voluntary salary deferrals may not exceed 15% of gross compensation. A participant may make voluntary salary deferral contributions to the Plan, limited to the lesser of $12,000 and $11,000 for 2003 and 2002, or the maximum permitted contribution percentage of his or her salary.

Participant Accounts: Each participant’s account is credited with the participant’s contribution, an allocation of the Company’s contribution, if eligible, and plan earnings net of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting: Participants are 100% vested in employee contributions and income thereon, at all times. Participants vest 20% per year of credited service and are 100% vested in Employer contributions after five years of credited service. Forfeited amounts are held in the Plan. These assets totaled $34,071 as of December 31, 2003.

Payment of Benefits: On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum amount. For termination of service due to other reasons, a participant may transfer the value of the vested interest in his or her account to the trustee or

(Continued)

4.

CIVITAS BANKGROUP, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 1 - DESCRIPTION OF PLAN (Continued)

custodian of another qualified retirement plan or receive a lump-sum distribution. If a participant’s account balance exceeds $5,000, no portion of the account balance will be distributed as a lump-sum without the participant’s consent.

Plan Termination: Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of Plan termination, participants would become 100% vested in their accounts.

Investment Options: Upon enrollment in the Plan, a participant may direct employee and employer contributions to any of 19 investment options including company stock. Participants are allowed to change their investment options at any time.

Participant Loans: Participants may borrow from their participant account balance up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance in the event of a financial hardship. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. The term of the loan shall not exceed five years unless for the purchase of a primary residence and shall have a stated maturity date not later than the date of the first expected distribution to the participant. The loans are secured by the balance in the participant’s account and shall bear a reasonable rate of interest which shall be the prevailing rate charged by lenders for a loan of a similar type.

Administrative Expenses: The Company pays all costs of administering the Plan.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The policies and principles which significantly affect the determination of net assets and results of operations are summarized below.

Basis of Accounting: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles.

Investment Valuation: The Plan’s investments in pooled separate accounts are stated at contract value. Quoted market prices are used to value investments. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. Loans to Plan participants are stated at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(Continued)

5.

CIVITAS BANKGROUP, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Contract with Insurance Company: In 2002, the Plan entered into a benefit-responsive investment contract with ING Company (“ING”). ING maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals. The contract is included in the financial statements at contract value as reported to the Plan by ING. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 8 percent for 2002 and 2003. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 4 percent. Such interest rates are reviewed on a quarterly basis for resetting.

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

Payment of Benefits: Benefits are recorded when paid.

Terminated Participants: Included in net assets available for benefits are amounts allocated to individuals who have terminated employment and requested to be paid out their vested portion, but are yet to receive final lump sum distributions. There were no such amounts required to be allocated at December 31, 2003 and 2002.

Risks and Uncertainties: The Plan provides for various investment options in pooled separate accounts. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants’ individual account balances.

NOTE 3 - INVESTMENTS

The following individual investments that represent 5% or more of the fair value of Plan’s net assets:

	2003	2002
Pooled Separate Accounts
Fixed Account	$280,771	$224,265
Lord Abbett Growth & Income	872,222	572,949
Fidelity VIP II Contrafund	1,261,955	1,070,227
VP Index Plus Midcap	452,780	319,266
VP Smallcap Opportunity	379,444	278,123
Civitas BankGroup, Inc. common stock	968,155	616,741

(Continued)

6.

CIVITAS BANKGROUP, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 3 - INVESTMENTS (Continued)

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/depreciated in value as follows:

	2003	2002
Shares of Pooled Separate Accounts	$917,237	$(636,621)
Civitas BankGroup, Inc. Common Stock	140,185	118,364

	$1,057,422	$(518,257)

NOTE 4 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan administrator by a letter dated December 8, 1994 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 5 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor’s Rules and Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Investment options are provided by the custodian of the plan and therefore all transactions are considered party-in-interest. Participant loans are also considered to be party-in-interest transactions. Professional fees for the administration and audit of the Plan were paid by the Employer.

NOTE 6 - TRANSFER OF PLAN ASSETS

Effective April 1, 2002, the Plan’s assets of Insure Tennessee and Insurors Bank of Tennessee were transferred out of the Civitas BankGroup, Inc. 401(k) Profit Sharing Plan.

NOTE 7 - PLAN AMENDMENT

Effective May 20, 2004, the Plan was amended to state that forfeited amounts held in the Plan could be used to pay Plan administrative expenses.

7.

SUPPLEMENTAL SCHEDULE

CIVITAS BANKGROUP, INC. 401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2003

Attachment to Form 5500, Schedule H, Part IV, Line 4i
Name of plan sponsor:	Civitas BankGroup, Inc. 401(k) Profit Sharing Plan
Employer identification number:	62-0966088
Three-digit plan number:	002

	(b)	(c)	(d)	(e)
		Description of Investments
	Identity of Issuer,	Including Maturity Date,
	Borrower, Lessor or	Date of Interest, Collateral		Current
(a)	Similar Party	Par or Maturity Value	Cost**	Value
*	ING	Fixed Account	$—	$280,771
*	ING	Money Market	—	25,748
*	ING	VP Bond Portfolio	—	46,326
*	ING	Janus Aspen Flexible Income	—	182,233
*	ING	Oppenheimer Strategic Bond	—	43,512
*	ING	Janus Aspen Balanced	—	33,950
*	ING	Index Plus Largecap	—	22,721
*	ING	Lord Abbett Growth and Income	—	872,222
*	ING	Fidelity VIP II Contrafund	—	1,261,955
*	ING	T. Rowe Price Gr. Equity	—	8,882
*	ING	VP Value Opportunity	—	224,871
*	ING	Pioneer Mid Cap Value	—	32,842
*	ING	VP Index Plus Midcap	—	452,780
*	ING	VP Small Company	—	132,055
*	ING	VP Smallcap Opps.	—	379,444
*	ING	VP Technology	—	65,805
*	ING	VP International Value	—	248,378
*	ING	Oppenheimer Global Securities	—	93,702
*	Civitas BankGroup, Inc.	150,101 shares of common stock	—	968,155
*	Participants	Participant loans 5.75% - 10.5%,
		with various maturity dates
		through December 2008.	—	23,681

			$—	$5,400,033

* All investments are held by party-in-interest

**All investments are participant directed; therefore, no cost information is required.

8.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Civitas BankGroup, Inc. 401(K) Profit Sharing Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

CIVITAS BANKGROUP, INC.
401(k) PROFIT SHARING PLAN

By: Plan Committee for the Civitas BankGroup, Inc. 401(k) Profit Sharing Plan

/s/ Betty Carol Purcell

Betty Carol Purcell

/s/ Danny Herron

Danny Herron

/s/ Jason Herrington

Jason Herrington

Date: June 28, 2004